Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

IDENTIPHI, INC.

IdentiPHI, Inc. (the “Company”), a corporation duly organized and existing under the General Corporation Law of the State of Delaware, does hereby certify that:

1. The Board of Directors of the Company, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions setting forth a proposed amendment to the Company’s Certificate of Incorporation as follows:

The first paragraph of Article IV of the Corporation’s Restated Certificate of Incorporation shall be deleted and replaced in its entirety with the following:

“The total number of shares which the Corporation will have authority to issue is 101,000,000 shares, consisting of 100,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”) and 1,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). Immediately upon filing of this Certificate of Amendment with the Secretary of State of the State of Delaware, every 15 shares of the Company’s Common Stock outstanding immediately prior to such filing shall be combined and reconstituted as one share of the Company’s Common Stock. The split of the outstanding shares of Common Stock shall be referred to as the “Reverse Split.”

The Reverse Split shall occur without any further action on the part of the Company or the holders of the Common Stock and whether or not certificates representing the holders’ shares prior to the Reverse Split are surrendered for cancellation.

No fractional interest in a share of Common Stock shall be deliverable upon the Reverse Split. All shares of Common Stock (including fractions thereof) held by a holder immediately prior to the Reverse Split shall be aggregated for purposes of determining whether the Reverse Split would result in the issuance of a fractional share. Any fractional share resulting from such aggregation of Common Stock upon the Reverse Split shall be converted into the right to receive one whole share of Common Stock. The Company shall not be obliged to issue certificates evidencing the shares of Common Stock outstanding as a result of the Reverse Split unless and until the certificates evidencing the shares held by a holder prior to the Reverse Split are either delivered to the Company or its transfer agent, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates.”

2. The foregoing amendment to the Certificate of Incorporation has been duly approved by the Board of Directors in accordance with Sections 141 and 242 of the General Corporation Law.

3. The foregoing amendment to the Certificate of Incorporation has been duly approved by the stockholders in accordance with Sections 211 and 242 of the General Corporation Law.

4. This Certificate of Amendment of Certificate of Incorporation shall be effective as of 12:01 a.m. Eastern Time on February 19, 2008.

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment of Certificate of Incorporation to be executed this 14th day of February, 2008.

/s/ Steven M. Oyer
Steven M. Oyer, Chief Executive Officer

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